Exhibit 2

FOR IMMEDIATE RELEASE	1 February 2017

WPP PLC (“WPP”)

Kantar Media acquires Newsaccess in Ireland

WPP announces that Kantar Media, its global leader in media intelligence has acquired Newsaccess Limited (“Newsaccess”), a leading provider of multi-channel media monitoring in Ireland.

The company, founded in 2005, employs around 20 people, and has its headquarters in Dublin. Newsaccess’s revenues for the year ended 31 December 2015 were approximately EUR 2.3 million, with gross assets at the same date of approximately EUR 1.8 million.

With the acquisition, Kantar Media enhances its reputation, PR monitoring and evaluation capabilities, bringing to clients an expanding set of insights and expertise into earned media. This investment continues WPP’s strategy of investing in important markets and sectors. Worldwide, WPP’s data investment management companies (including associates and investments) collectively generate revenues of approximately US$5 billion and employ around 36,000 people. In Ireland, WPP companies (including associates) generate revenues of nearly US$75 million and employ over 500 people.

Contact:

Feona McEwan, WPP                                 +44(0)20 7408 2204

Chris Wade, WPP